UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House,

2 Church Street

Hamilton HM11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the Report of Foreign Private Issuer on Form 6-K originally filed on November 30, 2022 (the “Original Form 6-K”) is being furnished solely to correct an identified misstatement. In the Unaudited Condensed Consolidated Interim Financial Statements of Altamira Therapeutics Ltd. (the “Company”) as of June 30, 2022 and for the six months ended June 30, 2022, furnished with the Securities and Exchange Commission (the “SEC”) on November 30, 2022 with the Original Form 6-K, an upfront payment of $1 million (CHF 0.9 million) related to the exclusive licensing and distribution agreement with Nuance Pharma for Bentrio® was incorrectly recorded as revenue. In the audited financial statements as of December 31, 2022 included in the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2023, the upfront payment is recorded as deferred income, following the correction of the identified misstatement. Adjustments for this correction are reflected in the restated financial statements as of and for the six months ended June 30, 2022 furnished with this Amendment No. 1 in Exhibit 99.1 and the related management’s discussion and analysis in Exhibit 99.2. This Amendment No. 1 makes no other changes to the Original 6-K, and no attempt has been made in this Amendment No. 1 to modify or update the other disclosures presented in the Original Form 6-K. This Amendment No. 1 does not reflect subsequent events occurring after the initial furnishing of the Original Form 6-K (i.e., those events occurring after November 30, 2022) or modify or update in any way those disclosures that may be affected by subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with the Reports on Form 6-K furnished, and our other filings made, with the SEC.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298 and 333-272338) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Marcel Gremaud
	Name:	Marcel Gremaud
	Title:	Chief Financial Officer

Date: August 21, 2023

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

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